SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)


                    Under the Securities Exchange Act of 1934


                           PEAK INTERNATIONAL LIMITED
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    G69586108
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                                 (CUSIP NUMBER)

                               SKIRITAI CAPITAL LLC
                          388 MARKET STREET, SUITE 700
                              SAN FRANCISCO, CA 94111
                                  (415) 391-5929
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                September 26, 2005
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




CUSIP No. G69586108                     13D

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               SKIRITAI Capital  LLC       I.R.S. Identification No.:47-0861757
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

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      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               STATE OF DELAWARE
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              NUMBER OF       7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY            2,482,832
              OWNED BY        --------------------------------------------------
                EACH          8     SHARED VOTING POWER
              REPORTING
             PERSON WITH            0
                              --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    2,482,832
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IA
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         *SEE INSTRUCTIONS BEFORE FILLING OUT




CUSIP No. G69586108                     13D

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               LEONIDAS OPPORTUNITY FUND L.P.  IRS Identification No:74-3056978
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               STATE OF CALIFORNIA
--------------------------------------------------------------------------------
              NUMBER OF       7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY            0
              OWNED BY        --------------------------------------------------
                EACH          8     SHARED VOTING POWER
              REPORTING
             PERSON WITH            0
                              --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    0
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,884,964
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]


--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               15.18%
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     14        TYPE OF REPORTING PERSON*

               PN

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         *SEE INSTRUCTIONS BEFORE FILLING OUT





CUSIP No. G69586108                     13D

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               LEONIDAS OPPORTUNITY OFFSHORE FUND LTD.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               CAYMAN ISLANDS
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              NUMBER OF        7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY             0
              OWNED BY         -------------------------------------------------
                EACH           8     SHARED VOTING POWER
              REPORTING
             PERSON WITH             0
                               -------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                     0
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               597,868
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.81%
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     14        TYPE OF REPORTING PERSON*

               IC
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         *SEE INSTRUCTIONS BEFORE FILLING OUT





CUSIP No. G69586108                     13D

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               RUSSELL SILVESTRI
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
--------------------------------------------------------------------------------
              NUMBER OF         7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY              2,482,832
              OWNED BY          ------------------------------------------------
                EACH            8     SHARED VOTING POWER
              REPORTING
             PERSON WITH              0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      2,482,832
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT




CUSIP No. G69586108                     13D

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               LYRON BENTOVIM
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               ISREAL
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              NUMBER OF         7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY              2,482,832
              OWNED BY          ------------------------------------------------
                EACH            8     SHARED VOTING POWER
              REPORTING
             PERSON WITH              0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      2,482,832
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT





                                  SCHEDULE 13D

This schedule 13D ("the Original Schedule 13D") is being filed on behalf of SKIRITAI Capital LLC, a Delaware limited liability company, the Leonidas Opportunity Fund L.P., a California limited partnership, the Leonidas Opportunity Offshore Fund Ltd., a Cayman Island exempted company with limited liability, Russell Silvestri, an individual, and Lyron Bentovim, an individual ("Mr. Silvestri, Mr. Bentovim together with SKIRITAI Capital, the Leonidas Opportunity Fund L.P. and the Leonidas Opportunity Offshore
Fund Ltd., the "Reporting Persons"). Russell Silvestri and Lyron Bentovim are both Managing Directors of SKIRITAI Capital LLC and hold the sole voting and dispositive power of shares owned by the Leonidas Opportunity Fund L.P. and the Leonidas Opportunity Offshore Fund Ltd. as granted to them by SKIRITAI Capital LLC the general partner of the Leonidas Opportunity Fund L.P. and the investment manager of the Leonidas Opportunity Offshore Fund Ltd.

The original Schedule 13D relates to the common stock of Peak International Limited, a Bermuda exempted company with limited liability ("the issuer" or "The Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of The Company.

SKIRITAI Capital is the investment adviser and manager to, and general partner of the Leonidas Opportunity Fund L.P., and the advisor and investment manager of the Leonidas Opportunity Offshore Fund Ltd. The Leonidas Opportunity Fund L.P. and the Leonidas Opportunity Offshore Fund Ltd. directly own the common stock beneficially owned by the Reporting Persons and to which the original schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Leonidas Opportunity Fund L.P. and the Leonidas Opportunity Offshore Fund Ltd. to vote and dispose of the securities held by the Leonidas Opportunity Fund L.P. and the Leonidas Opportunity Offshore Fund Ltd., including the Common Stock.


ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D (this "Statement") relates to the common stock of Peak International Limited, a Bermuda exempted company with limited liability ("PEAK").

               The principal executive offices of Peak International Limited are located at 38507 Cherry Street, Unit G, Newark, CA 94560.


ITEM 2         IDENTITY AND BACKGROUND.


               This statement is being filed by by SKIRITAI Capital, LLC a Delaware limited liability company (the "Reporting Person"), SKIRITAI Capital LLC is the investment adviser and manager to, and general partner of the Leonidas Opportunity Fund L.P. and the advisor and investment manager of the Leonidas Opportunity Offshore Fund Ltd.

               The Leonidas Opportunity Fund L.P. and Leonidas Opportunity Offshore Fund Ltd. were both formed to engage in the business of acquiring, holding and disposing of investments in various companies.

               The present principal business of SKIRITAI Capital LLC is serving as the General Partner of the Leonidas Opportunity Fund L.P. and the Investment Manager of the Leonidas Opportunity Offshore Fund Ltd. Russell R. Silvestri and Lyron L. Bentovim are Managing Directors of SKIRITAI Capital LLC.

               The address of SKIRITAI Capital LLC's principal office is 388 Market Street, Suite 700, San Francisco, CA 94111. The address of SKIRITAI Capital LLC executive office is the same as the address of its principal office.

               None of the Reporting Persons is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


               All purchases of the common stock, of PEAK ("Common Stock") by the Reporting Persons were made in the open market and were funded by working capital, which may have, at any given time, included margin loans made by the prime broker (UBS Securities LLC) or other brokerage firms in the ordinary course of business.

               The amount of funds expended by the Reporting Persons for such purchases were as follows:

                -   $6,427,727 by the Leonidas Opportunity Fund L.P.;

                -   $2,038,730 by the Leonidas Opportunity Offshore Fund Ltd.


ITEM 4.        PURPOSE OF TRANSACTION.


               The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this statement relates for the purpose of investment and to gain an equity interest in Peak International Limited. The Reporting Persons are engaged in the investment business.

               SKIRITAI Capital LLC's personnel analyze in the ordinary course the operations, financial structure, and markets of companies, including Peak International Limited. SKIRITAI Capital LLC seeks to invest in companies with a foundation of assets creating a platform for growth.

               Each of the Reporting Persons may acquire additional shares or other securities of Peak International Limited or sell or otherwise dispose of any or all of the shares or other securities of Peak International Limited they beneficially own.

               On July 22, 2005 SKIRITAI Capital LLC held a meeting with Mr. Calvin Reed, Chairman and Chief Executive Officer of Peak International Limited, requesting a board seat for Peak International Limited. On July 30, 2005 SKIRITAI Capital LLC received notice nominating Russ Silvestri of SKIRITAI Capital LLC for the board of Peak International Limited at the upcoming annual meeting. On September 7, SKIRITAI Capital
               LLC held a phone conversation with Calvin Reed regarding its potential board seat and future meetings. On September 8, 2005 SKIRITAI Capital LLC requested to withdraw its consideration as a potential board member. SKIRITAI Capital LLC has had subsequent conversations regarding the possibility of board membership after the annual meeting.

               The Reporting Persons are evaluating and considering plans or proposals that relate to or could result in actions required to be described in Item 4 of Schedule 13D. These include but are not limited to share repurchases, corporate transactions such as a merger, reorganization, or liquidation, sale or transfer of a material amount of assets, change in present board of directors or management, a change in the present capitalization or dividend policy, or changes in the issuers charter or by-laws. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to The Company and may discuss any or all of the foregoing with other shareholders of the Subject Company.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.


               On July 5, 2005, SKIRITAI Capital LLC filed form 13g evidencing ownership of 2,480,712 shares.

               As of the date hereof, the Reporting Persons own an aggregate of 2,482,832 shares of Common Stock (representing a net increase of 2,120 shares from the afore-mentioned filing at an average price of $2.54) which, based upon the 12,420,000 shares of Common Stock outstanding as of September 20,2005 (as disclosed by PEAK in its most recent filing with the Securities and Exchange Commission), represents 19.99 percent of the outstanding shares of Common Stock.

               The above transactions were effected by the Reporting Persons on the NASDAQ Market.

               The Reporting Persons have the sole power to vote or direct the vote of, and to dispose of direct the disposition of, the shares of Common Stock beneficially owned by them.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


               Except as may be set forth in this statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of PEAK, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.




There are no exhibits to be submitted with this filing



				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2005


SKIRITAI Capital LLC

By: /s/ Russell R. Silvestri
--------------------------
Managing Director


Leonidas Opportunity Fund L.P.

By: /s/ Russell R. Silvestri
--------------------------
Managing Director of
SKIRITAI Capital LLC, its
General Partner


Leonidas Opportunity Offshore Fund Ltd.

By: /s/ Lyron L. Bentovim
--------------------------
Managing Director of
SKIRITAI Capital LLC, its
Investment Manager



By: /s/ Russell R. Silvestri
--------------------------
Managing Director


By: /s/ Lyron L. Bentovim
--------------------------
Managing Director